Marathon Capital Markets, LLC

Financial Report
December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marathon Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison Street, Suite 3650
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacob Mayer 312-989-1343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jacob Mayer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marathon Capital Markets, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

"OFFICIAL SEAL"
YADIRA RENTERIA
Notary Public, State of Illinois
My Commission Expires 11/14/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Marathon Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Marathon Capital Markets, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We or our predecessor firm have served as the Company's auditor since 2005.

Chicago, Illinois
February 12, 2018

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1

Marathon Capital Markets, LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	6,144,971
Accounts receivable, net		950,370
Prepaid expenses		28,610
Investments in securities, at fair value		7,021
Total assets	$	7,130,972

Liabilities and Member's Equity

Liabilities		
Due to Marathon Capital, LLC	$	817,412
Accounts payable		80,291
		897,703
Member's equity		6,233,269
Total liabilities and member's equity	$	7,130,972

See Notes to Financial Statement.

Marathon Capital Markets, LLC

Notes to Financial Statement

Year Ended December 31, 2017

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Marathon Capital Markets, LLC (the Company) was organized in the State of Delaware and is a wholly owned subsidiary of Marathon Capital, LLC (the Parent). The Parent is the sole member of the Company and the operating agreement provides, among other things, that the term of the Company shall be perpetual until the Company is dissolved by the Parent.

The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include investment banking and related advisory services, primarily involving private placement offerings.

The Company does not handle customers' cash or securities and thus has no obligations under SEC Rule 15c3-3.

The Company is approved to engage in investment banking in Canada as an Exempt Market Dealer by its principal regulator, the Ontario Securities Commission. The Company is currently approved to conduct business in the provinces of Ontario, Nova Scotia and British Columbia.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable: Accounts receivable from investment banking and advisory services are based on executed agreements which meet the revenue recognition criteria noted below. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables and historical collection information. As of December 31, 2017, accounts receivable, net, included an allowance for doubtful accounts of $20,134.

Investments: Investments, in which the Company does not have significant influence, are valued at the fair market value.

Revenue recognition: The Company recognizes investment banking revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured.

Success fees are recognized when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter and all other requirements for revenue recognition are satisfied.

While the majority of the Company's revenue is earned from success fees on the successful closing of a transaction, on-going retainer fees are also earned and are recognized as advisory fees over the period in which the related service is rendered. Deferred revenue represents the portion of retainer fees received by the Company for which revenue has not yet been recognized.

Foreign currency translation: The Company's functional currency and reporting currency is the United States dollar. Monetary assets and liabilities denominated in Canadian dollars are translated into United States dollars using the rate of exchange in effect at the end of the year. All transactions denominated in Canadian dollars are translated into United States dollars at the exchange rates in effect at the transaction date.

Marathon Capital Markets, LLC

Notes to Financial Statement (continued)

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. The Company does not file a federal or state tax return, but its taxable income is reported as part of the Parent's federal and state tax return.

The Company has a tax sharing agreement with the Parent whereby it reimburses the Parent for federal, state, and local income taxes incurred from the results of the Company's operations in the Parent's consolidated tax returns.

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has determined there are no material uncertain income tax positions through December 31, 2017. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2014.

Recent accounting pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 also specifies the accounting for some costs to obtain or fulfill a contract with a customer. In addition, ASU 2014-09 requires that an entity disclose sufficient information to enable users of financial statements to understand the nature, amount, timing an uncertainty of revenue and cash flows arising from contracts with customers. The initial effective date of ASU 2014-09 was for fiscal periods beginning after December 15, 2016. However, in August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which deferred the effective date to fiscal periods beginning after December 15, 2017. This ASU can be applied on either a fully retrospective or modified retrospective basis.

The Company has reviewed all of its contracts with customers in the context of ASU 2014-09 and determined that, under the new guidance, its ongoing retainer fees and expense reimbursements are generally earned over time while its success fees are generally constrained until the completion of a transaction is imminent. Expenses incurred by the Company related to fulfillment of investment banking and advisory contracts will continue to be presented on a gross basis and the Company generally does not anticipate capitalizing any costs related to obtaining or fulfilling these contracts. The Company has determined there will be no initial financial statement impact as a result of adopting ASU 2014-09, nor does it expect any significant financial statement impact in subsequent periods.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842), w*hich supersedes the leasing guidance in Accounting Standards Codification (ASC) 840, *Leases.* Under ASU 2016-02 lessees are required to recognize the lease assets and lease liabilities for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of income. This guidance is effective for fiscal periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statement.

Marathon Capital Markets, LLC

Notes to Financial Statement (continued)

Note 2. Related-Party Transactions

Pursuant to a service agreement between the Parent and the Company, the Company is billed for advisory fees and other transactional support due under client engagements. The Company also pays a monthly management fee to the Parent whereby the Parent provides, among other things, office space and administrative support. In addition, the Parent pays certain expenses related to audit and regulatory matters on behalf of the Company that are reimbursed to the Parent.

As of December 31, 2017, the Company had a payable of $817,412 to the Parent.

Note 3. Concentration of Credit Risk

The Company maintains significant deposits in a bank. The Company has not experienced any losses in this account. Management believes the Company is not exposed to significant credit risk.

Note 4. Investments

The Company follows ASC 820, *Fair Value Measurement* (ASC 820), for assets and liabilities measured and reported at fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The valuation techniques used by the Company to determine fair value are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments).

The Company holds an investment in a public company. The fair value of this investment was $7,021 as of December 31, 2017. There are active markets for this investment; thus, it is considered to be a Level 1 investment.

The Company assesses its investments on an annual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of investments among the levels are deemed to occur at the end of the reporting period. For the year ended December 31, 2017, there were no transfers among levels of the Company's investments.

Note 5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting ratio would exceed 10 to 1.

The Company was in compliance with the net capital requirement as of December 31, 2017. The rule may effectively restrict distributions to the Parent.

As an Exempt Market Dealer, the Company is also subject to a 50,000 Canadian Dollar excess working capital requirement by the Ontario Securities Commission and was in compliance with the requirement as of December 31, 2017.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote, and has not recorded a contingent liability in the financial statement for these indemnifications.

Note 7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was issued. Management has determined that there are no material events or transactions that would affect the Company's financial statement or required disclosure in the Company's footnotes to the financial statement through this date, other than those disclosed below.

The Company's Board of Managers approved a dividend to the Parent not to exceed $5,500,000 to be payable at the discretion of the Company's officers on or before March 15, 2018.